[redacted]

13010591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Sterling Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 Veterans Memorial Highway, Suite 412 N.
(No. and Street)

Hauppauge	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto, CPA — 516-326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPAs PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue Suite C114	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert A. Orr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Sterling Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE GOLDMAN
Notary Public, State of New York
No. 01GO4929400
Qualified in Suffolk County
Commission Expires May 2, 2014

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2012

DEPIETTO CPA PC
ACCOUNTANTS & ADVISORS

U.S. STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

CONTENTS

DePietto CPA PC
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
U.S. Sterling Securities, Inc.

We have audited the accompanying statement of financial condition of U.S. Sterling Securities, Inc. (the "Company"), as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of U.S. Sterling Securities, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

DePietto CPA's P.C.

DePietto CPA, PC
February 21, 2013

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

U.S. STERLING SECURITIES, INC.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 125,618
Deposits with clearing broker	100,000
Receivable from clearing broker	32,417
Security deposits	18,355
Total assets	$ 276,390
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable	$ 89,323
Corporate taxes payable	750
Total liabilities	90,073
Stockholders' equity:	
Common stock; $1 par value, 100 shares authorized 10 shares issued and outstanding	10
Additional paid in capital	175,114
Retained earnings	11,193
Total stockholders' equity	186,317
Total liabilities and stockholders' equity	$ 276,390

The accompanying notes are an integral part of these financial statements.

U.S. STERLING SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2012

NOTE 1: Nature of Business

Organization

U.S. Sterling Securities, Inc. (The "Company") was formed in the state of New York as a corporation. The company is a registered member in the Financial Industry Regulatory Authority (FINRA) as a broker/dealer and commenced operations in March 10, 1992. All of the Company's trades are cleared through its agent, First Southwest Company("FSC").

NOTE 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2012, the Company's cash did not exceed the limit. At December 31, 2012, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Revenues

The Company earns commission revenue from effecting trades in U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

U.S. STERLING SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2012

NOTE 2: Summary of Significant Accounting Policies (cont.)

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. STERLING SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2012

NOTE 3: Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2012, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

NOTE 4: Deposit with Clearing Broker

The Company maintains cash deposited with First Southwest Company ("FSC") pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2012, the Company had $100,000 deposited with FSC. The deposit does not represent an ownership interest in FSC.

NOTE 5: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with First Southwest Company("FSC"). The Company's Clearing Agreement with FSC provides that FSC's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, FSC records customer transactions on a settlement date basis, which is generally three business days after the trade date. FSC is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FSC may have to purchase or sell the underlying financial instruments at

U.S. STERLING SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2012

NOTE 5: Concentration of Risk (continued)

prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FSC is charged back to the Company.

The Company, in conjunction with FSC, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FSC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

NOTE 6: Income Taxes

The company operates as a C Corporation and is therefore subject to federal and state income tax. The provisions for corporate taxes accrued as of December 31, 2012 are as follows:

Federal income tax	$0
NYS corporate tax	$750

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 7: Commitment and Contingencies

Future lease payments on the rental of office space are as follows:

Year	Rent expense
2013-2014	$32,000

The rent expense at December 31, 2012 was $28,500.

NOTE 8: Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2012, the Company had a net capital of $167,962 which was $67,962 in excess of its required net capital of $100,000. The Company's net capital ratio was .54 to 1.

U.S. STERLING SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2012

NOTE 8: Regulatory requirements(continued)

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Southwest Company and promptly transmits all customer funds and securities to FSC. FSC carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 9: Related party transaction

The Company maintains a service agreement from U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations.

NOTE 10: Subsequent events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2012, through the date of issuance of these financial statements on February 21, 2013. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.